77 C - Matters submitted to a vote of security holders

At a Special Meeting of Shareholders of the Fund held on October 14, 2009, shareholders voted to approve a new investment sub-advisory agreement with Brookfield replacing the Funds' prior sub-advisor, Valhalla, effective June 29, 2009. At a special meeting of the Board of Trustees of the Fund, the Board approved an interim sub-advisory agreement among the Funds, First Trust and Brookfield, whereby
Brookfield would serve as the Fund's sub-advisor for a maximum period of 150 days, subject to shareholder approval. The new sub-advisory agreement, approved by shareholders on October 14, 2009, is substantially similar to the Fund's previous sub-advisory agreements with Valhalla, except that Brookfield receives a sub-advisory fee of 0.45% as opposed to Valhalla's sub-advisory fee of 0.40%. The number of votes cast in favor of the new sub-advisory agreement was 4,413,999, the number of votes against was 205,647, and the number of votes abstained was 270,624.